Exhibit (a)(15)

NEWS RELEASE

FOR IMMEDIATE RELEASE

MAXWELL SHOE COMPANY SENDS LETTER TO JONES APPAREL GROUP

HYDE PARK, Mass. – May 19, 2004 – Maxwell Shoe Company Inc.’s (NASDAQ: MAXS) Chairman and Chief Executive Officer, Mark Cocozza, today sent the following letter to Peter Boneparth, President and Chief Executive Officer of Jones Apparel Group, Inc. (NYSE: JNY):

May 19, 2004

Mr. Peter Boneparth

President and Chief Executive Officer

Jones Apparel Group, Inc.

250 Rittenhouse Circle

Bristol, Pennsylvania 19007

Dear Peter:

Since you first publicly disclosed your interest in acquiring Maxwell Shoe Company for $20.00 per share on February 25, 2004, the reaction from our Board of Directors and our stockholders has been virtually unanimous and unequivocal – both believe Jones’s offer is significantly inadequate.

As you undoubtedly know, since you began this process, we have achieved our 18th consecutive quarter of meeting or beating expectations, and we have increased fiscal 2004 guidance for both sales and earnings. We are aggressively pursuing our business plan, and our record backlog and the strong demand across Maxwell Shoe Company’s entire portfolio give us confidence that we can on our own create value materially in excess of Jones’s offer.

While Jones has failed to recognize the value of Maxwell Shoe Company and the significant growth opportunities that lie ahead, our stockholders have not. In fact, with less than 2% of the outstanding shares tendered at the initial tender expiration date and less than 1% of the outstanding shares tendered at the second tender expiration date, our stockholders have twice indicated that they believe Jones is trying to acquire our Company for less than full value. Still, you have extended your $20.00 per share offer yet again, and in doing so, apparently have chosen to ignore both our Board and our stockholders.

As we’ve said from the start, this is all about stockholder value, and we simply will not let you deprive our stockholders of the value they deserve. If Jones is not willing to recognize the full value of our Company, then for the benefit of both our stockholders and yours, it’s time for Jones to move on to other more realistic opportunities.

Sincerely,

/s/ Mark Cocozza

Mark Cocozza

Chairman and Chief Executive Officer

Important Additional Information

Maxwell Shoe Company Inc. (“Maxwell Shoe Company”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) on March 29, 2004, regarding Jones Apparel Group Inc.’s and MSC Acquisition Corp.’s (together, “Jones”) unsolicited tender offer for all the outstanding shares of Class A Common Stock of Maxwell Shoe Company at $20.00 per share, net to the seller in cash, without interest (the “Offer”). Maxwell Shoe Company stockholders should read the Schedule 14D-9 (including any amendments or supplements thereto) because these documents contain important information relating to the Offer and the related consent solicitation.

On April 21, 2004, Jones filed a definitive consent solicitation statement with the SEC relating to Jones’s proposed solicitation of consents of Maxwell Shoe Company stockholders to, among other things, remove all of Maxwell Shoe Company’s current directors and replace them with Jones’s nominees. In response, on April 23, 2004, Maxwell Shoe Company filed a definitive consent revocation statement on Form DEFC14A (the “Definitive Consent Revocation Statement”) with the SEC to counter Jones’s consent solicitation. Maxwell Shoe Company stockholders should read the Definitive Consent Revocation Statement (including any amendments or supplements thereto) because it contains additional information important to the stockholders’ interests in the Offer and the related consent solicitation.

The Schedule 14D-9, the Definitive Consent Revocation Statement and other public filings made by Maxwell Shoe Company with the SEC are available free of charge at the SEC’s website at www.sec.gov. Maxwell Shoe Company also will provide a copy of these materials free of charge at its website at www.maxwellshoe.com.

About Maxwell Shoe Company

Maxwell Shoe Company Inc. designs, develops and markets casual and dress footwear for women and children. The Company’s brands include AK ANNE KLEIN®, DOCKERS® FOOTWEAR FOR WOMEN, J.G. HOOK, JOAN AND DAVID, CIRCA JOAN & DAVID, MOOTSIES TOOTSIES AND SAM & LIBBY.

Forward-Looking Statements

Statements made in this press release indicating Maxwell Shoe Company’s, the Board of Directors’ or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual future events or results. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause Maxwell Shoe Company’s actual results to differ materially from those projected in such forward-looking statements. Such risks, assumptions and uncertainties include, but are not limited to: changing consumer preference; inability to successfully design, develop or market its footwear brands; the inability to successfully re-introduce the Joan & David brand into the market; competition from other footwear manufacturers or retailers; loss of key employees; general economic conditions and adverse factors impacting the retail footwear industry; the inability by Maxwell Shoe Company to source its products due to political or economic factors; potential disruption in supply chain or customer purchasing habits due to health concerns relating to severe acute respiratory syndrome or other related illnesses; and the imposition of trade or duty restrictions or work stoppages of transportation or other workers who handle or manufacture Maxwell Shoe Company’s goods. Additional risks, assumptions and uncertainties associated with Jones’s pending tender offer include: the risk that Maxwell Shoe Company’s customers may delay or refrain from purchasing Maxwell Shoe Company products due to uncertainties about Maxwell Shoe Company’s future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with Maxwell Shoe Company; the risk that stockholder litigation commenced in connection with Jones’s offer might result in significant costs of defense, indemnification and liability; the risk that the Board of Directors’ analysis and the basis of their recommendation to the stockholders ultimately may prove to be inaccurate; and other risks discussed in documents filed by Maxwell Shoe Company with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. Maxwell Shoe Company is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

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Company Contact:	Richard J. Bakos Chief Financial Officer Maxwell Shoe Company (617) 333-4007

Investors:	Lex Flesher MacKenzie Partners, Inc. (212) 929-5397 Allison Malkin Integrated Corporate Relations (203) 222-9013

Media:	Dan Katcher / Barrett GodseyJoele Frank, Wilkinson Brimmer Katcher (212) 355-4449